UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-27582

SPEEDUS CORP.
(Exact name of registrant as specified in its charter)

1 Dag Hammarskjold Blvd.
Freehold, New Jersey 07728
(888) 773-3669
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  147

Pursuant to the requirements of the Securities Exchange Act of 1934, Speedus Corp. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 16, 2011	By:/s/ Shant S. Hovnanian
Shant S. Hovnanian
Chairman of the Board of Directors,
President and Chief Executive Officer